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MEMORANDUM
TO:          Ellen Sazzman
             U. S. SECURITIES AND EXCHANGE COMMISSION

FROM:        Susan Rhee
             ASSISTANT VICE PRESIDENT & ASSOCIATE GENERAL COUNSEL

DATE:        September 13, 2007

SUBJECT: Response to Comments to PRE 14C for JNL Series Trust (the "Trust") File Nos: 33-87244 and 811-8894
             Accession No. 0000933691-07-000083
------------ ------------------------------------------------------------------

This memorandum addresses the U.S. Securities and Exchange Commission staff's ("Commission" and "Commission Staff", as appropriate) additional comments received telephonically on September 10, 2007 to the Trust's PRE 14C filing on August 24, 2007.

Each of the comments, as we understood them, is repeated below in italics (in EDGAR it will appear in all CAPS), with responses immediately following. We have also included the revised pages from the information statement.

1. IN THE SECTION ENTITLED "INVESTMENT SUB-ADVISORY AGREEMENT WITH JPMORGAN", PROVIDE A SUMMARY OF THE CHANGES BETWEEN SIGNIFICANT DIFFERENCES BETWEEN THE OLD INVESTMENT OBJECTIVES AND POLICIES OF THE FUND AND THE NEW INVESTMENT POLICIES OF THE FUND.

     Please see the attached excerpt from the information statement for the disclosure that has been added to the information statement.


2. IN THE SECTION ENTITLED "EVALUATION BY THE BOARD OF TRUSTEES", PLEASE DESCRIBE WITH MORE SPECIFICITY WITH THE FACTORS/CIRCUMSTANCES CONSIDERED BY THE BOARD OF TRUSTEES IN EVALUATING THE PROPOSED SUB-ADVISER IN ACCORDANCE WITH ITEM 22(C)(11)(I):

     After consulting counsel to the independent Trustees, we respectfully decline this comment. We believe that the disclosure under "EVALUATION BY THE BOARD OF TRUSTEES" fulfills the requirements of the Schedule 14C.


As we discussed, we will include the agreed upon changes in the Trust's upcoming DEF 14C filing which is expected to be filed on or about September 14, 2007.

It is the Trust's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336. Thank you for your prompt attention to this matter.

cc:      File

   1 Corporate Way Lansing, MI 48951 Phone: (517) 367-4336 Fax: (517) 706-5517
              Toll Free: (800) 565-9044 email: susan.rhee@jnli.com

                                                                      COMMENT 1

II.  INVESTMENT SUB-ADVISORY AGREEMENT WITH JPMORGAN

     Pyramis is the Sub-Adviser to the JNL/FI Mid-Cap Equity Fund pursuant to a Sub-Advisory Agreement with JNAM, dated April 30, 2007. That agreement was most recently approved by the Board at a meeting held on February 6-7, 2007.

     On August 21-22, 2007, the Board, including the Disinterested Trustees, unanimously voted to replace Pyramis with JPMorgan as Sub-Adviser for the Fund and to approve an amendment to the Sub-Advisory Agreement between JNAM and JPMorgan with respect to the Trust ("JPMorgan Sub-Advisory Agreement"). Please refer to Exhibit A for the JPMorgan Sub-Advisory Agreement and its amendments. Pursuant to the Order, shareholder approval is not required for the agreement because JPMorgan is not affiliated with JNAM. On December 3, 2007, JPMorgan will succeed Pyramis as Sub-Adviser to the Fund.

     With the replacement of Pyramis with JPMorgan as Sub-Adviser, the name of the Fund will change as follows, and will be referred to by its new name:

------------------------------------------------------------ ---------------------------------------------------------

                      PRIOR FUND NAME                                             NEW FUND NAME

------------------------------------------------------------ ---------------------------------------------------------
------------------------------------------------------------ ---------------------------------------------------------
                JNL/FI Mid-Cap Equity Fund                               JNL/JPMorgan MidCap Growth Fund
------------------------------------------------------------ ---------------------------------------------------------

     The investment objectives and policies for the JNL/JPMorgan MidCap Growth Fund will be revised to read as follows:

          INVESTMENT OBJECTIVE. The investment objective of the JNL/JPMorgan MidCap Growth Fund is to seek capital growth over the long-term.

          PRINCIPAL INVESTMENT STRATEGIES. The Fund invests primarily in common stocks of mid-cap companies which its sub-adviser, J.P. Morgan Investment Management Inc. ("JPMorgan"), believes are capable of achieving sustained growth. Under normal circumstances, the Fund invests at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a broad portfolio of common stocks of companies with market capitalizations equal to those within the universe of Russell Midcap Growth Index stocks at the time of purchase. Market capitalization is the total market value of a company's shares.

          Derivatives, which are instruments that have a value based on another instrument, exchange rate or index, may be used as substitutes for securities in which the Fund can invest. The Fund may use futures contracts, options, swaps and other derivatives as tools in the management of portfolio assets. The Fund may use derivatives to hedge various investments, for risk management and to increase the Fund's income or gain.

          For cash management or temporary defensive purposes, the Fund may invest any portion of its assets in affiliated money market funds, high-quality money market instruments or repurchase agreements.

          In managing the Fund, the Sub-Adviser employs a process that combines research, valuation and stock selection to identify companies that have a history of above-average growth or which the Sub-Adviser believes will achieve above-average growth in the future. Growth companies purchased for the Fund include those with leading competitive positions, predictable and durable business models and management that can achieve sustained growth. The Sub-Adviser makes specific purchase decisions based on a number of quantitative factors, including valuation and improving fundamentals, as well as the stock and industry insights of the Sub-Adviser's research and portfolio management teams. Finally, a disciplined, systematic portfolio construction process is employed to minimize uncompensated risks relative to the benchmark.


     The Sub-Adviser may sell a security for several reasons. The Sub-Adviser may sell a security due to a change in the company's fundamentals, a change in the original reason for purchase of an investment, or new investment opportunities with higher expected returns emerge to displace existing portfolio holdings with lower expected returns. Finally, the Sub-Adviser may also sell a security, that the Sub-Adviser no longer considers reasonably valued.Under normal circumstances, the Fund invests at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a broad portfolio of common stocks of companies with market capitalizations equal to those within the universe of Russell Midcap Growth Index stocks at the time of purchase. The significant difference between the old principal investment strategies of the Fund and the new principal investment strategies is that the Fund intends to invest primarily in common stocks of mid-cap companies that JPMorgan believes are capable of achieving sustained growth, whereas the old principal investment strategies generally involved a blend of both "growth" and "value" investment styles. Please refer to Exhibit B for a comparison of the changes made to the Fund's prospectus pursuant to the change in sub-adviser.


     The JPMorgan Sub-Advisory Agreement provides that it will remain in effect for its initial term and thereafter only so long as the Board of Trustees, including a majority of the Independent Trustees, specifically approves its continuance at least annually. The JPMorgan Sub-Advisory Agreement can be terminated at any time, without the payment of any penalty, on sixty (60) days' written notice by the Trust, JNAM or JPMorgan. The agreement also terminates automatically in the event of its assignment.

     The JPMorgan Sub-Advisory Agreement generally provides that JPMorgan, its officers, directors, employees, agents or affiliates will not be subject to any liability to JNAM or the Fund or their directors, officers, employees, agents or affiliates for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the performance of JPMorgan's duties under the JPMorgan Sub-Advisory Agreement, except for a loss resulting from willful misfeasance, bad faith, or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the JPMorgan Sub-Advisory Agreement. There are no material differences between the Investment Sub-Advisory Agreements of Pyramis and JPMorgan.